January 14, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street NE
Washington, DC 20549

Re:       ICU Medical, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
File No. 000-19974

This letter is in response to the Staff’s comment letter dated December 17, 2007.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Balance Sheets, page 41

1.
Please refer to prior comment 3.  We note your response but do not believe that using the term ‘highly liquid investments’ would provide further clarification.  It appears that your accounting policy for this account is labeled ‘investment securities.’  To prevent confusion regarding whether the amounts presented as ‘liquid investments’ are cash equivalents, please revise future filings so that the description of the account is consistent with your terminology in the accounting policies and with Item 5-02.2 of Regulation S-X.

Response:

The Company will change the caption to “Marketable Securities” in future filings.

Very truly yours,

/s/Francis J. O’Brien
Francis J. O’Brien
Chief Financial Officer